UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007.
Commission File Number 001-10306
The Royal Bank of Scotland Group plc
(Translation of registrant’s name into English)
RBS Gogarburn PO Box 1000
Edinburgh EH 12 1HQ,
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________.
This report shall be deemed incorporated by reference into the Registration Statement on Form F-3 (File No. 333-123972) filed with the Commission on April 8, 2005 and to be a part thereof from the date on which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Materials Contained in this Report:
1. Memorandum and Articles of Association of the Registrant, as amended (incorporated herein by reference to Exhibit 4.3 to Amendment No. 2 to the Registrant’s Form F-3 (File No. 333-100661).
2. Form of global share warrant representing Series U Category II Non-cumulative Dollar Preference Shares in bearer form.
3. Form of American Depositary Receipt, Series U, evidencing American Depositary Shares, Series U, representing Non-cumulative Dollar Preference Shares, Series U.
4. Resolutions of the Board of Directors of the Registrant or an authorized Committee thereof providing for the issuance of Category II Non-cumulative Dollar Preference Shares, Series U.

ITEM 2
ITEM 3
ITEM 4
SIGNATURE

ITEM 2
The Royal Bank of Scotland Group plc
(registered in Scotland number SC045551)
GLOBAL SHARE WARRANT
in respect of
15,000 Series U Category II Non-cumulative Dollar Preference Shares of
US$0.01 each
This Global Share Warrant entitles the bearer to 15,000 (fifteen thousand) fully paid Series U Category II Non-cumulative Dollar Preference Shares of US$0.01 each (the Series U Preference Shares), in the capital of The Royal Bank of Scotland Group plc (the Company).
This Global Share Warrant shall only be valid if accepted by the signature of a duly authorised officer of The Bank of New York.
The terms of, and the rights and limitations attaching to, the Series U Preference Shares are contained in the Articles of Association of the Company (as amended) (the Articles) and in resolutions of a duly authorised Committee of the Board of Directors of the Company passed on 3 October 2007 (together, the Terms and Conditions). The bearer of this Global Share Warrant, or any replacement share warrant to bearer, will be entitled to the benefit of, be bound by, and be deemed to have notice of, all the provisions of the Articles and the Terms and Conditions.
Payment of any dividend declared and due on the Series U Preference Shares represented by this Global Share Warrant shall be made at the direction of the bearer of this Global Share Warrant by transfer to a US dollar account maintained by the payee in London or in the City of New York. Such payment will be made in accordance with the Terms and Conditions and the Articles. Details of any payment shall be endorsed by or on behalf of the Company on the Schedule to this Global Share Warrant.
Dividends on the Series U Preference Shares shall be paid in accordance with and subject to the Terms and Conditions and the Articles.
Payments in respect of any amount due on redemption of any of the Series U Preference Shares represented by this Global Share Warrant shall be made in accordance with the Terms and Conditions and the Articles.
Title to this Global Share Warrant shall pass by delivery. The bearer of this Global Share Warrant shall (to the fullest extent permitted by applicable law) be deemed by the Company to be, and shall be treated by the Company as, the holder and absolute owner of the Series U Preference Shares represented by this Global Share Warrant for the purposes of receiving payment in respect thereof and for all other purposes notwithstanding any notice of ownership or any notice of previous loss or theft thereof or of any trust or other interest therein and whether or not any payment in respect thereof shall be overdue.
Upon presentation to the Company at 280 Bishopsgate, London EC2M 4RB, United Kingdom this Global Share Warrant may be exchanged in whole or in part for (a) one or more certificate(s) representing Series U Preference Shares in registered form (the Certificates) representing Series U Preference Shares in aggregate equal to the number of Series U Preference Shares represented by this Global Share Warrant, or (b) one or more Certificates and a replacement Global Share Warrant together representing Series U Preference Shares, in registered or bearer form as applicable, in aggregate equal to the number of Series U Preference Shares represented by this Global Share Warrant.
Upon any exchange of the whole or any part of this Global Share Warrant for the Series U Preference Shares represented by this Global Share Warrant in registered form, or replacement share warrants to bearer, this Global Share Warrant shall be cancelled and destroyed and cease to be valid for any purpose.
Sealed with the Common Seal of
THE ROYAL BANK OF SCOTLAND
GROUP PLC and subscribed for us and
on our behalf at Edinburgh on the fourth
day of October 2007 by:
                                         Director
                                        Director/Secretary
This Global Share Warrant is duly accepted

Duly authorised officer
For and on behalf of
THE BANK OF NEW YORK
4 October 2007

SCHEDULE
Payment of dividends on the Series U Preference Shares
The following dividend payments in respect of the Series U Preference Shares represented by this Global Share Warrant have been made

	Amount of dividend due	Amount of dividend paid	Notation by or on behalf
Date made	US$	US$	of the Company

Item 3

NUMBER

BNY-

AMERICAN DEPOSITARY SHARES

AMERICAN DEPOSITARY RECEIPT, SERIES U
evidencing
AMERICAN DEPOSITARY SHARES, SERIES U
representing
NON-CUMULATIVE DOLLAR PREFERENCE SHARES, SERIES U
of
THE ROYAL BANK OF SCOTLAND GROUP plc
(Incorporated under the laws of Great Britain and registered in Scotland)

(Each American Depositary Share represents one (1) deposited Share)

CUSIP XXXXXX XX X

SEE REVERSE FOR CERTAIN DEFINITIONS

The Bank of New York, a New York banking corporation, as Depositary (the "Depositary"), hereby certifies that is the Owner of

American Depositary Shares, SERIES U (the "American Depositary Shares"),

Dated:

Countersigned:

AUTHORIZED SIGNATORY

THE DEPOSITARY'S CORPORATE TRUST OFFICE ADDRESS IS
101 BARCLAY STREET, NEW YORK, N.Y. 10286

THE BANK OF NEW YORK,
as Depositary

By:

CHRISTOPHER R. STURDY
EXECUTIVE VICE PRESIDENT

stock certificate Cusip xxxxxx xx x

SUMMARY OF CERTAIN ADDITIONAL PROVISIONS OF THE DEPOSIT AGREEMENT

12. Redemption. In the event that the Company exercises any right of redemption in respect of Shares, the Depositary will redeem, from the amounts received by it in respect of such redemption, that number of American Depositary Shares which represents the number of Shares so redeemed. Subject to certain provisions of the Deposit Agreement regarding payments or the making of distributions with respect to the Deposited Securities, the redemption price per American Depositary Share to be redeemed will be equal to the per share amount received by the Depositary upon the redemption of the Shares multiplied by the number of Shares (or the fraction of a Share) represented by each such American Depositary Share. If less than all of the outstanding Shares are redeemed, the American Depositary Shares to be redeemed will be selected by lot or redeemed pro rata as may be determined by the Depositary.

The Company will deliver notice of its exercise of its right of redemption to the Depositary prior to the date fixed for redemption. Promptly after receiving such notice from the Company, the Depositary will mail copies thereof to all Holders of Receipts.

13. Record Dates. Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued, with respect to the Deposited Securities, or whenever the Company shall redeem any of the Shares, or whenever the Depositary shall receive notice of any meeting at which holders of Shares or other Deposited Securities shall be entitled to be present or vote, the Depositary will fix a record date for the determination of the Holders who shall be entitled to receive such dividend, distribution, amounts in respect of redemption or rights, or the net proceeds of any sale thereof, or to attend or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement.

14. Voting of Deposited Securities. Upon receipt of notice of any meeting at which holders of Deposited Securities are entitled to vote, the Depositary will mail to the Holders a notice which will contain (a) such information as is contained in such notice of meeting and (b) a statement that the Holders at the close of business on a specified record date will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Shares or other Deposited Securities represented by their respective American Depositary Shares evidenced by such Holders' Receipts, and a brief statement as to the manner in which such instructions may be given. Subject to Article 6 above, upon the written request of a Holder of a Receipt or Receipts on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor insofar as practicable to vote or cause to be voted the number of Shares or other Deposited Securities underlying the American Depositary Shares evidenced by such Receipt or Receipts in accordance with any such nondiscretionary instructions. The Depositary shall not vote Shares or other Deposited Securities underlying a Receipt except in accordance with written instructions from the Holder of such Receipt.

15. Changes Affecting Deposited Securities. Upon any change in nominal value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the American Depositary Shares shall thenceforth represent the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may with the Company's approval, and shall if the Company shall so request, execute and deliver additional Receipts as in the case of a stock dividend, or call for the surrender of outstanding Receipts to be exchanged for new Receipts.

19. Resignation and Removal of Depositary; Substitution of Custodian. The Depositary may at any time resign as Depositary under the Deposit Agreement with respect to the Receipts by written notice of its election to do so delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time appoint one or more substitute custodians and the term "Custodian" shall refer to each substitute.

20. Amendment of Deposit Agreement and Receipts. The Receipts and the Deposit Agreement as it applies to the Receipts may at any time and from time to time be amended by agreement between the Company and the Depositary. Any amendment which shall impose or increase any fees or charges (other than taxes or other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders, shall not, however, become effective as to outstanding Receipts until the expiration of thirty days after notice of such amendment shall have been given to the Holders of outstanding Receipts. Every Holder at the time any amendment so becomes effective, if such Holder shall have been given such notice, shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder to surrender this Receipt and receive therefor the Deposited Securities represented hereby.

21. Termination of Deposit Agreement. The Depositary will at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Holders of all Receipts then outstanding at any time 60 days after the Depositary shall have resigned, if a successor depositary shall not have been appointed and accepted its appointment. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions (including amounts in respect of any redemption) received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary. At any time two years from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held by it under the Deposit Agreement and hold the net proceeds of any such sale and any other cash then held by it under the Deposit Agreement, in an unsegregated account, without liability to any party for interest thereon, for the pro rata benefit of the Holders of theretofore unsurrendered Receipts.

ABBREVIATIONS

TEN COM – as tenants in common

TEN ENT – as tenants by the entireties

UNIF GIFT MIN ACT – ____________ Custodian ____________
(Cust) (Minor)
under Uniform Gifts to Minors Act
____
(State)

ASSIGNMENT

[ ]

____
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE)

____

____ attorney

Dated: ______________________ Signature: ______________________

SUMMARY OF CERTAIN ADDITIONAL PROVISIONS OF THE DEPOSIT AGREEMENT 11. Dividends and Distributions; Rights. Whenever the Depositary shall receive any cash the following sentence. In any such case the Depositary may with the Company’s approval, and shall if dividend or other cash distribution by the Company in respect of any Deposited Securities (including the Company shall so request, execute and deliver additional Receipts as in the case of a stock cash in respect of redemption), if such cash dividend or other cash distribution is received in United dividend, or call for the surrender of outstanding Receipts to be exchanged for new Receipts. States dollars, the Depositary shall distribute the dollars so received, and if such cash dividend or other 16. Reports; Inspection of Transfer Books. The Depositary will make available for inspection by cash distribution is received in a currency other than United States dollars, the Depositary will, if at the Holders at the Depositary’s Office and at any other designated transfer offices any reports and time of receipt thereof such amounts of foreign currency can in the judgment of the Depositary be communications received from the Company which are both (a) received by the Depositary as the converted on a reasonable basis into United States dollars transferable to the United States and holder of the Deposited Securities, and (b) made generally available to the holder or holders of such subject to the provisions of the Deposit Agreement, convert such dividend or distribution into United Deposited Securities by the Company. Upon the written request of the Company, the Depositary will States dollars and distribute the amount thus received, in either case to the Holders entitled thereto in also send to Holders copies of such reports when furnished by the Company as provided in the Deposit proportion to the number of American Depositary Shares representing such Deposited Securities held Agreement. The Depositary will arrange for the mailing to all Holders of any notice received by it in by them respectively; provided, however, that the amount distributed will be reduced by any amounts respect of any meeting at which holders of Deposited Securities are entitled to be present or to vote, or required to be withheld by the Company, its agent or the Depositary on account of taxes. If in the of any reconvening of any such meeting that has been adjourned, or of the taking of any action in judgment of the Depositary amounts received in foreign currency may not be converted on a respect of any cash or other distribution or any redemption or the offering of any rights in respect of reasonable basis into United States dollars transferable to the United States, or may not be so Deposited Securities. The Depositary will keep books for the registration of Receipts and their transfer convertible for all of the Holders entitled thereto, the Depositary may in its discretion make such which at all reasonable times will be open for inspection by the Holders, provided that such inspection conversion, if any, and distribution in United States dollars to the extent permissible to the Holders shall not be for the purpose of communicating with Holders in the interest of a business or object other entitled thereto and may distribute the balance of the foreign currency received and not so convertible than the business of the Company or a matter related to the Deposit Agreement or the Receipts. by the Depositary to, or hold such balance for the account of, the Holders entitled thereto. If in the 17. Withholding. Notwithstanding any other provision of the Deposit Agreement, in the event that opinion of the Depositary any distribution other than cash or Shares upon any Deposited Securities the Depositary determines that any distribution in property (including Shares or rights to subscribe cannot be made proportionately among the Holders entitled thereto, or if for any other reason the therefor) is subject to any tax which the Depositary is obligated to withhold, the Depositary may Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such may deem equitable for the purpose of effecting such distribution, including the public or private sale of amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, the securities or property thus received, or any part thereof, and the net proceeds of any such sale will by public or private sale, and the Depositary shall distribute the net proceeds of any such sale after be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received deduction of such taxes to the Holders entitled thereto. in cash. If any distribution upon any Deposited Securities consists of a dividend in, or free distribution 18. Liability of the Company and Depositary. Neither the Depositary nor the Company shall incur of, Shares, the Depositary may with the Company’s approval, and shall if the Company shall so any liability to any Holder of this Receipt, if by reason of any provision of any present or future law of request, distribute to the Holders entitled thereto, in proportion to the number of American Depositary any country, or of any governmental authority, or by reason of any provision, present or future, of the Shares representing such Deposited Securities held by them respectively, additional Receipts for an Memorandum or Articles of Association of the Company or of the Deposited Securities or by reason of aggregate number of American Depositary Shares representing the amount of Shares received as any act of God or war or other circumstance beyond its control, the Depositary or the Company shall such dividend or free distribution. In lieu of delivering Receipts for fractional American Depositary be prevented or forbidden from, or delayed in, doing or performing any act or thing which by the terms Shares in any such case, the Depositary may sell the amount of Shares represented by the aggregate of the Deposit Agreement it is provided shall be done or performed. Neither the Company nor the of such fractions and distribute the net proceeds as though such proceeds had been a distribution of Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to cash or other property. If additional Receipts are not so distributed, each American Depositary Share Holders, except to perform such obligations as are specifically set forth in the Deposit Agreement shall thenceforth also represent the additional Shares distributed upon the Deposited Securities without gross negligence or bad faith. Neither the Depositary nor the Company shall be under any represented thereby. In the event that the Company shall offer or cause to be offered to the holder of obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense and the Depositary, after consultation with the Company and subject to the Memorandum and Articles of liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as Association, the Companies Act 1985 and all applicable legislation and regulations, shall have may be required, and the Custodian shall not be under any obligation whatsoever with respect to such discretion as to the procedure to be followed in making such rights available to Holders or in disposing proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary of such rights on behalf of Holders; provided, however, that the Depositary will, if requested by the nor the Company shall be liable for any action or non-action by it in reliance upon the advice of or Company, either (a) make such rights available to Holders by means of warrants or otherwise, if lawful information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or and feasible, or (b) if making such rights available is not lawful or not feasible, or if the rights any other person believed by it in good faith to be competent to give such advice or information. The represented by such warrants or other instruments are not exercised and appear to be about to lapse, Depositary will not be responsible for any failure to carry out any instructions to vote any of the sell such rights or warrants or other instruments at public or private sale, at such place or places and Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, upon such terms as the Depositary may deem proper, and allocate the proceeds of such sales for the provided that any such action or non-action is in good faith. The Depositary may own and deal in any account of the Holders otherwise entitled thereto upon an averaged or other practicable basis without class of securities of the Company and its affiliates and in Receipts. The Company shall indemnify the regard to any distinctions among such Holders because of exchange restrictions, or the date of delivery Depositary and the Custodian against, and hold each of them harmless from, any loss, liability or of any Receipt or Receipts, or otherwise. expense which may arise out of acts performed or omitted in accordance with the provisions of the 12. Redemption. In the event that the Company exercises any right of redemption in respect of Deposit Agreement and the Receipts, as the same may be amended from time to time, (i) by the Shares, the Depositary will redeem, from the amounts received by it in respect of such redemption, that Depositary or the Custodian, except for any liability arising out of the negligence or bad faith of either of number of American Depositary Shares which represents the number of Shares so redeemed. Subject them or (ii) by the Company or any of its agents. to certain provisions of the Deposit Agreement regard the Depositary. At any time two years from the date of termination of the Deposit party, any securities which shall be received by the Depositary in exchange for or in conversion of or in Agreement, the Depositary may sell the Deposited Securities then held by it under the Deposit respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement and hold the net proceeds of any such sale and any other cash then held by it under the Agreement, and the American Depositary Shares shall thenceforth represent the new Deposited Deposit Agreement, in an unsegregated account, without liability to any party for interest thereon, for Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the pro rata benefit of the Holders of theretofore unsurrendered Receipts. ABBREVIATIONS The following abbreviations, when used in the inscription on the face of this Receipt, shall be construed as though they were written out in full according to applicable laws or regulations: TEN COM — as tenants in common UNIF GIFT MIN ACT — ___Custodian___(Cust) (Minor) TEN ENT -- as tenants by the entireties under Uniform Gifts to Minors Act JT TEN — as joint tenants with right of survivorship ___and not as tenants in common (State) Additional abbreviations may also be used though not in the above list. ASSIGNMENT For Value Received, the undersigned hereby sells, assigns and transfers unto PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE (PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE) the within American Depositary Receipt and all rights and interests represented thereby, and does her eby irrevocably constitute and appoint attorney to transfer the same on the books of the within named Depositary, with full power of substitution in the premises. Dated: Signature: NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Receipt in every particular, without alteration or enlargement or any change whatever. If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt. All endorsements or assignments of Receipts must be guaranteed by an “eligible guarantor institution” (including, but not limited to, a New York Stock Exchange member firm or member of the Clearing House of the American Stock Exchange Clearing Corporation or by a bank or trust company having an office or correspondent in the City of New York) meeting the requirements of the Depositary, which requirements will include membership or participation in STAMP or such other “signature guarantee program” as may be determined by the Depositary in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

ITEM 4

MINUTES of Meeting of the Arran Capital Raising Committee of the Board of Directors of THE ROYAL BANK OF SCOTLAND GROUP plc (the “Company”) held by telephone between 135 Bishopsgate, London and Gogarburn, Edinburgh on 3 October 2007.

PRESENT	Mr G R Whittaker, Group Finance Director (in the Chair) at Gogarburn, Edinburgh.

Mr J A N Cameron, Chief Executive, Corporate Markets at 135 Bishopsgate, London.

IN ATTENDANCE	Mr A W McKean, Assistant Secretary at Gogarburn, Edinburgh.

ISSUE OF CATEGORY II NON- CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01, SERIES U	The Arran Capital Raising Committee (the “Committee”) had been appointed at a meeting of the Board of Directors of the Company held on 16 September 2007 as a Committee of such Board with authority to approve the external issuance of up to £5,000,000,000 in aggregate (or a foreign currency equivalent thereof at the time of issue) of preference shares, capital securities or loan capital by the Company.

It was reported that the Company, acting on the advice of Merrill Lynch, Pierce, Fenner & Smith Incorporated, proposed to issue 15,000 Category II Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of the Company, to be designated “Series U” (the “Series U Preference Shares”) at a public offering price of US$100,000 per Series U Preference Share plus accrued dividends, if any, since 4 October 2007 (with commissions to be deducted from the proceeds thereof payable to the Company), such Series U Preference Shares to be represented by American Depositary Shares (the “ADSs”) evidenced by American Depositary Receipts and that certain of the terms of issue of the Series U Preference Shares, by the terms of the Company’s Articles of Association, were to be determined by the Committee prior to allotment thereof.

Mr McKean explained that it was proposed to issue the Series U Preference Shares into the United States market under the Form F-3 Shelf Registration Statement approved for filing with the United States Securities and Exchange Commission (the “SEC”) by the Board on 15 December 2004, filed with the SEC on 8 April 2005 and declared effective by the SEC on 25 April 2005 (the “Shelf Registration Statement”) and that in connection with such an issue it would be necessary to prepare a prospectus supplement (the “Prospectus Supplement”), supplemental to the base prospectus (the “Prospectus”) forming part of the Shelf Registration Statement. Mr McKean explained that the Series U Preference Shares would be offered to institutional, rather than retail, investors.

After due consideration, IT WAS RESOLVED THAT the Company should issue the Series U Preference Shares.

Mr McKean explained that the purpose of the meeting was to consider, and if thought fit, ratify (if applicable) and approve (1) the launch of the issue of the Series U Preference Shares; (2) the terms of issue of the Series U Preference Shares; (3) the various actions and documents related to the closing of the issue of the Series U Preference Shares; and (4) the use of funds separately available to the Company to subscribe for 15,000 Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of The Royal Bank of Scotland plc (“RBS”).

The Committee would consider, and if thought fit, approve each matter in turn.

LAUNCH OF ISSUE	It was noted that at the Annual General Meeting of the Company held on 20 April 2005 a further 71,000,000 Category II Non-cumulative Dollar Preference Shares were created and the Company’s shareholders granted to the Directors the authority to allot all of the 71,000,000 newly created Category II Non-cumulative Dollar Preference Shares and the 179,500,000 authorised but unissued Category II Non-cumulative Dollar Preference Shares, such authority to expire on 20 April 2010.

Mr McKean confirmed that the UK Financial Services Authority (the “FSA”) had been notified of the issue of the Series U Preference Shares and it was anticipated that (subject to certain conditions) the Series U Preference Shares would be treated as forming part of non-innovative Tier 1 Capital.

It was further noted that the issue of the Series U Preference Shares would provide the Company with additional funds to finance in part the cash portion of the offer for ABN AMRO Holding N.V. which is attributable to the Company, for its general corporate purposes, which may include the redemption or repurchase of outstanding securities (should all or part of the funds not be used for the purposes of such offer), and to strengthen the Company’s capital base.

Accordingly, IT WAS RESOLVED:
(a)	THAT it was desirable and in the best interests of the Company that the Company issue the Series U Preference Shares, to be offered and sold in the United States pursuant to the Shelf Registration Statement and elsewhere and the Company hereby authorises and (where applicable) ratifies:
(i)	the issue and sale of the Series U Preference Shares to be issued and sold by the Company to the underwriters of the issue, being Merrill Lynch, Pierce, Fenner & Smith Incorporated, Greenwich Capital Markets, Inc., Goldman, Sachs & Co., Lehman Brothers Inc., Banc of America Securities LLC and Wachovia Capital Markets, LLC, as representatives (the “Representatives”) of certain underwriters (together with the Representatives, the “Underwriters”);

(ii)	the issue of a preliminary Prospectus Supplement and of a final Prospectus Supplement, each to be filed with the SEC;

(iii)	the registration of the Series U Preference Shares under the United States Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

(iv)	the preparation and the filing of any Free Writing Prospectus (as defined in Rule 405 under the Securities Act) that may be agreed with the Underwriters and/or required to be filed with the SEC;
(b)	THAT any Director, the Secretary, the Director, Capital Management & Securitisation, the Deputy Secretary or any Assistant Secretary of the Company, or any attorney of the Company (in terms of the Commission and Power of Attorney of the Company from time to time in effect and registered in the Books of Council and Session in Edinburgh (an “Attorney”)), be, and each of them hereby is, authorised to sign in the name and on behalf of the Company the Underwriting Agreement (as defined below) in relation to the Series U Preference Shares and to sign in the name and on behalf of the Company and to cause to be filed with the SEC a Registration Statement on Form 8-A for the registration under the Exchange Act of the Series U Preference Shares and the ADSs representing the Series U Preference Shares;

(c)	THAT any Director, the Secretary, the Director, Capital Management & Securitisation, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised and directed in the name and on behalf of the Company to take any and all action which they may deem necessary or advisable in order to effect the registration or qualification of part or all of the Series U Preference Shares of the Company for offer and sale under the securities or “blue sky” laws of any of the states of the US, and in connection therewith to execute, acknowledge, verify, deliver, file and publish all such applications, reports, issuer’s covenants, resolutions and other papers and instruments as may be required under such laws, and to take any and all further action which they may deem necessary or advisable in order to maintain any such registration or qualification for as long as they deem to be in the best interests of the Company;

(d)	THAT any Director, the Secretary, the Director, Capital Management & Securitisation, the Deputy

Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised and directed in the name and on behalf of the Company to execute and file irrevocable written consents on the part of the Company to be used in such states of the US wherein such consents to service of process may be required under the securities laws thereof in connection with the said registration or qualification of the Series U Preference Shares; and

(e)	THAT any Director, the Secretary, the Director, Capital Management & Securitisation, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised and directed to take such other action and to execute, deliver and/or file any and all such documents as he/she deems necessary or advisable to carry into effect the foregoing resolutions and to effect the registration, issuance and sale of the Series U Preference Shares and related ADSs.

TERMS OF ISSUE AND PRICING TERMS	It was reported that copies of the preliminary prospectus and final prospectus had been filed with the SEC on 25 September 2007 and 28 September 2007, respectively.

IT WAS RESOLVED THAT CT Corporation System be and hereby is appointed as Agent of the Company to accept service of any and all legal processes, summons, notices and documents in respect of any action, suit or proceedings brought in any United States or State Court in respect of the Underwriting Agreement.

The Committee considered the pricing terms to be applied to the Series U Preference Shares, with particular reference to prevailing market conditions and in relation to the non-cumulative preferential dividend to be paid (subject to the Terms of Issue (as defined below)) to the holders of the Series U Preference Shares, current yields on the US Long Bond and the impact of spreads and credit risk on this.

There was tabled a pricing agreement between the Company and the Representatives of the Underwriters therein mentioned (the “Pricing Agreement”), providing for the purchase (i.e. subscription) price of the Series U Preference Shares to be US$100,000 (comprising the nominal amount of US$0.01 and a premium of US$99,999.99 per Series U Preference Share) per Series U Preference Share, and for the underwriting commission per Series U Preference Share to be US$1,000. The terms of the Pricing Agreement were carefully considered and IT WAS RESOLVED THAT such terms be and they are hereby approved AND THAT the Pricing Agreement in the form tabled be executed by any one Director, the Secretary, the Director, Capital Management & Securitisation, the Deputy Secretary or any Assistant Secretary of the Company or any Attorney and delivered by the Company or its Attorney to the other parties thereto. The list of Underwriters in Schedule I to the Pricing Agreement was also approved.

IT WAS FURTHER RESOLVED THAT the terms of issue to be applied by the Directors to the Series U Preference Shares (“Terms of Issue”) should be as set out in the Appendix to these Minutes (which Appendix will be deemed to form part of this Resolution).

CLOSING MATTERS	The closing of the issue of the Series U Preference Shares (“Closing”) was expected to take place by means of a meeting held at the offices of Shearman & Sterling LLP, Broadgate West, 9 Appold Street, London E2A 2AP on 4 October 2007 (the “London Closing Meeting”). It was noted that all transactions connected with the Closing would be deemed to take place simultaneously and that no delivery or payment would be considered to have been finally made until all action in connection with the Closing had been completed.

The following documents were tabled:
(a)	an executed copy of an underwriting agreement dated 26 September 2007 (the “Underwriting Agreement”) in respect of the issue of the Series U Preference Shares and entered into between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Greenwich Capital Markets, Inc., Goldman, Sachs & Co., Lehman Brothers Inc., Banc of America Securities LLC and Wachovia Capital Markets, LLC, as Representatives of the Underwriters;

(b)	an executed copy of the Pricing Agreement dated 26 September 2007;

(c)	a copy of the final form of the prospectus supplement with respect to the Series U Preference Shares dated 26 September 2007 (the “Prospectus Supplement”);

(d)	a copy of the final terms of the Series U Preference Shares (the “Final Terms”) to be (or as) filed with the SEC as a Free Writing Prospectus;

(e)	a deposit agreement between, inter alia, the Company and The Bank of New York (“the ADR Depositary”) as amended and restated as of 8 February 1999, and as further amended and restated as of 2 November 2001 (the “Deposit Agreement”);

(f)	a copy of a certificate of the Secretary of the Company to be given in connection with the Closing, with attachments (the “Certificate of Secretary”);

(g)	an amended and restated nominee agreement (the “Nominee Agreement”) between the Company and RBS Shelf Nominees Limited (“RBS Shelf”) dated 8 November 2005 under which the Company may from time to time issue Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of the Company to RBS Shelf pursuant to the obligations of the Company in respect of issues made by it under any US Registration Statement and under which RBS Shelf would hold the Preference Shares in registered or bearer form in trust and as nominee for the ADR Depositary and in accordance with the provisions thereof;

(h)	a draft letter from the Representatives requesting that the Company procure the delivery to the ADR Depositary of a share warrant to bearer (the “Share Warrant”) in respect of the Series U Preference Shares (the “Allotment Application”);

(i)	a draft letter from the Company to RBS Shelf dated 4 October 2007 notifying RBS Shelf of the ADR Depositary to which the Share Warrant should be delivered, following the delivery to RBS Shelf by the Company of the Share Warrant, in each case pursuant to the Nominee Agreement (the “Warrant Direction”);
(j)	a draft letter from the Company to the ADR Depositary pursuant to the Underwriting Agreement directing the ADR Depositary to issue American Depositary Receipts (“ADRs”) evidencing 15,000 Series U ADSs (the “Depositary Direction”);

(k)	a copy of the Share Warrant in respect of the Series U Preference Shares;

(l)	a form of certificate of no material adverse change to be given by an officer of the Company pursuant to Section 7(f) of the Underwriting Agreement (the “Section 7(f) Certificate”); and

(m)	a copy of a Company announcement/press release in connection with the issue of the Series U Preference Shares (the “Company Announcement/Press Release”).
It was noted that, under the Underwriting Agreement, the Company had agreed to procure the delivery of the ADRs evidencing the ADSs representing the Series U Preference Shares in bearer form to the Underwriters at a subscription price set out in the Pricing Agreement of US$100,000 per Series U Preference Share (the “Purchase Price”), subject to the terms and conditions set out in the Underwriting Agreement, including the payment to the Underwriters by the Company of underwriting commissions (the “Underwriting Commissions”) of US$1,000 per Series U Preference Share. Payment to the Company of the Purchase Price would be made by wire transfer of immediately available funds, to the account of the Company in New York City, in an aggregate amount of US$1,485,000,000 being the Purchase Price of US$1,500,000,000 less the payment to the Representatives of the Underwriting Commissions.

It was noted that the Deposit Agreement provided for the appointment of The Bank of New York as the ADR Depositary and for the deposit of the Series U Preference Shares with the ADR Depositary in New York or with the principal London office of the ADR Depositary, in respect of ADSs representing the Series U Preference Shares and for the execution and delivery by the Depositary of ADRs evidencing such ADSs.
It was noted that the requisite authority under Section 80 of the Companies Act 1985, as amended to allot the Series U Preference Shares to which the Allotment Application related had been granted to the Directors of the Company by Ordinary Resolution passed at the Annual General Meeting of the Company held on 20 April 2005.

Careful consideration was given to each of the documents tabled and IT WAS RESOLVED:
(i)	THAT each of the following documents be, and it hereby is, approved:
(1)	the Certificate of Secretary; and

(2)	the Section 7(f) Certificate,
AND THAT the Deputy Secretary or any Assistant Secretary of the Company be, and the Deputy Secretary or any Assistant Secretary hereby are, authorised and instructed to execute and deliver the Certificate of Secretary on behalf of the Company and any officer of the Company be, and they hereby are, authorised and instructed to execute and deliver the Section 7(f) Certificate on behalf of the Company;
(ii)	THAT each of the following documents be, and it hereby is, approved and/or ratified (as the case may be):
(1)	the Underwriting Agreement;

(2)	the Pricing Agreement;

(3)	the Prospectus Supplement;

(4)	the Final Terms;

(5)	the Allotment Application;

(6)	the Warrant Direction;

(7)	the Depositary Direction; and

(8)	the Company Announcement/Press Release,
AND THAT any Director, the Secretary, the Director, Capital Management & Securitisation, the Deputy

Secretary or any Assistant Secretary of the Company, or any Attorney be, and they hereby are, authorised and instructed to execute and deliver such documents on behalf of the Company;

(iii)	THAT each of the Certificate of Secretary and the Section 7(f) Certificate be delivered to the Representatives at the London Closing Meeting;

(iv)	THAT certain further documents requested by the Representatives be delivered to them, namely eleven (11) certified copies (if required) of each of:
(1)	the Company’s Memorandum and the Articles of Association (together the “Memorandum and Articles of Association”), as amended;

(2)	the certificate of incorporation, the certificate of incorporation on change of name and the certificate of incorporation on re-registration as a public company of the Company;

(3)	the Memorandum and Articles of Association of RBS; and

(4)	each certificate of incorporation of RBS;
(v)	THAT the Series U Preference Shares be allotted and issued, fully paid up in cash, both as to nominal value and premium, unconditionally to RBS Shelf in accordance with the Nominee Agreement, the Memorandum and Articles of Association and the Terms of Issue, at a subscription price of US$100,000 per Series U Preference Share, and THAT the Secretary be, and he hereby is, instructed to arrange for the name and address of RBS Shelf to be entered forthwith in the Company’s register of holders of Category II Non-cumulative Dollar Preference Shares (the “Category II DPS Register”) and THAT subsequent to such action, the procedures described in paragraph (vi) below be carried out and that, as against the undertaking of RBS Shelf contained in the Nominee Agreement, the Series U Preference Shares be credited as fully paid as to both nominal value and any premium;

(vi)	THAT the Share Warrant be approved, AND THAT, subject to the registration of RBS Shelf as the holder of the Series U Preference Shares as described in (v) above, in accordance with the Company's Articles of Association, a share warrant to bearer in the form of the Share Warrant be issued to RBS Shelf in respect of the Series U Preference Shares registered in the name of RBS Shelf; and THAT any two Directors of the Company, or any Director of the Company and the Secretary, be, and they hereby are, authorised and instructed to execute the Share Warrant on behalf of the Company and affix the common seal of the Company thereto; and thereupon for RBS Shelf’s name and address to be deleted from the Category II DPS Register and for the following particulars to be entered therein, namely:
(1)	the fact of issue of the Share Warrant;

(2)	a statement of the Series U Preference Shares included in the Share Warrant, distinguishing each Series U Preference Share by its serial number; and

(3)	the date of issue of the Share Warrant;
(vii)	THAT following the entry of new particulars in the Category II DPS Register, the Secretary, the Deputy Secretary or any Assistant Secretary of the Company be, and he hereby is, authorised and instructed to arrange for the Share Warrant bearing the common seal of the Company to be delivered to RBS Shelf (following which RBS Shelf will deliver the Share Warrant to the ADR Depositary pursuant to the Nominee Agreement in accordance with the Warrant Direction);

(viii)	THAT the ADR Depositary be instructed to issue the ADRs evidencing the ADSs representing the Series U Preference Shares to the Representatives pursuant to the Depositary Direction;

(ix)	THAT the Secretary, the Deputy Secretary or any Assistant Secretary be instructed to arrange for the filing with the Registrar of Companies and/or the SEC of all necessary returns consequent upon the business dealt with at the meeting; and

(x)	THAT all further actions reasonably necessary, and/or incidental (including the execution of any additional documentation) to allow the aforementioned matters to proceed be hereby authorised and approved and that any Director, the Secretary, the Director, Capital Management & Securitisation, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be hereby authorised and approved to take such further action and sign, execute, enter into and deliver such further documentation.

SUBSCRIPTION BY THE COMPANY OF US DOLLAR DENOMINATED PREFERENCE SHARES	Separately, Mr McKean advised that the Company proposed to use funds available to it (comprising funds other than those payable to the Company in connection with its issue of the Series U Preference Shares) to subscribe for 15,000 Category II Non-cumulative Dollar Preference Shares of US$0.01 each (the “Preference Shares”) at a subscription price and having a liquidation preference of US$100,000 each to be issued by RBS and designated “Series Y” (the “Series Y Preference Shares”). It was noted that the Series Y Preference Shares would be issued on terms substantially similar to the terms of the Company's Series U Preference Shares.

It was noted that the issue of the Series Y Preference Shares would provide RBS with additional funds for its general corporate purposes, which may include the redemption or repurchase of outstanding securities, and to strengthen RBS’s capital base, with the intention that the Preference Shares should constitute non-innovative Tier One capital of RBS.

It was also noted that, in terms of a special resolution of RBS passed on 23 August 2004, the Directors of RBS had authority under Section 80 of the Companies Act 1985, as amended to allot the Preference Shares.

Careful consideration was given to the proposal and IT WAS RESOLVED:
(i)	THAT the subscription for the Preference Shares is in the best interests of the Company and the subscription be and it is hereby APPROVED;

(ii)	THAT any Director, the Secretary, the Director, Capital Management & Securitisation, the Deputy Secretary, any Assistant Secretary of the Company or any Attorney be, and they hereby are, authorised with full authority and instructed to approve, execute and deliver any applications, documents or instruments on behalf of the Company to effect the subscription for the Preference Shares; and

(iii)	THAT all further actions reasonably necessary and/or incidental (including the execution of any additional documentation), to allow the issue of and subscription for the Preference Shares to proceed be hereby authorised and approved and that any authorised signatory of the Company be hereby authorised to take such further action and sign, execute, enter into and deliver such further documentation.
It was noted that after the issue of the Series U Preference Shares, 95,485,000 Category II Non-cumulative Dollar Preference Shares of US$0.01 each remain authorised and available for issue.
There being no further business the Chairman declared the meeting closed.
Certified a true extract.

Mr A W McKean
Assistant Secretary

Appendix
Terms of Issue of the Series U Preference Shares
The terms of issue of the Series U Preference Shares are set out below:
(a)	the Series U Preference Shares shall form a separate class of shares from the 8,000,000 Series F Category II Non-cumulative Dollar Preference Shares issued on 26 March 1997, the 12,000,000 Series H Category II Non-cumulative Dollar Preference Shares issued on 8 February 1999, the 34,000,000 Series L Category II Non-Cumulative Dollar Preference Shares issued on 30 September 2004 (in exchange for the Company’s 34,000,000 Exchangeable Capital Securities, Series B which had originally been issued on 23 June 2003), the 37,000,000 Series M Category II Non-cumulative Dollar Preference Shares issued on 18 August 2004, the 40,000,000 Series N Category II Non-cumulative Dollar Preference Shares issued on 12 May 2005, the 22,000,000 Series P Non-cumulative Dollar Preference Shares issued on 26 October 2005, the 27,000,000 Series Q Non-cumulative Dollar Preference Shares issued on 25 May 2006, the 26,000,000 Series R Category II Non-cumulative Dollar Preference Shares issued on 27 December 2006, the 38,000,000 Series S Category II Non-cumulative Dollar Preference Shares issued on 28 June 2007 and the 64,000,000 Series T Category II Non-cumulative Dollar Preference Shares issued on 27 September 2007 (together, the “Existing Series of Category II Non-cumulative Dollar Preference Shares”);

(b)	Non-cumulative preferential dividends on the Series U Preference Shares will accrue at a rate of 7.640 per cent. per annum on the liquidation preference of US$100,000 per Series U Preference Share from (and including) the date of issue of the Series U Preference Shares to (but excluding) 29 September 2017 (the “first redemption date”). During this period, the dividend will be payable (subject to the terms of this Resolution) semi-annually in arrear on, and to the holders of record 15 days prior to, 31 March and 30 September of each year (except that the last such payment shall be made on the first redemption date and not on 30 September 2017) (each a “semi-annual dividend payment date”) in respect of the dividend period ending on such date (each a “semi-annual dividend period”), commencing with a payment on, and to the holders of record 15 days prior to, 31 March 2008 (the “first semi-annual dividend payment date”). The dividend on each Series U Preference Share will therefore amount to US$3,820 per Series U Preference Share semi-annually during this period, except that (i) the dividend in respect of the period from (and including) the date of issue of the Series U Preference Shares to (but excluding) the first semi-annual dividend payment date will amount to US$3,735 per Series U Preference Share; and (ii) the dividend in respect of the period from (and including) 31 March 2017 to (but excluding) the first redemption date will amount to US$3,798.78 per Series U Preference Share.

From (and including) the first redemption date (to the extent that the Series U Preference Shares are not redeemed on the first redemption date), non-

cumulative preferential dividends will accrue on the Series U Preference Shares at a variable rate per annum, reset quarterly of 2.32 per cent. per annum plus the three month London interbank offered rate (expressed as a percentage per annum) for deposits in US dollars (the manner of determination of such rate, including detailed “fallback” provisions, being as described in the Prospectus Supplement). During this period, the dividend will be payable (subject to the terms of this Resolution) quarterly in arrear on, and to the holders of record 15 days prior to, 31 March, 30 June, 30 September, and 31 December of each year commencing on 31 December 2017 (each a “quarterly dividend payment date” and, together with each semi-annual dividend payment date, each a “dividend payment date”) in respect of the three-month period ending on such date (each a “quarterly dividend period” and, together with each semi-annual dividend period, a “dividend period”), in accordance with the Modified Following Business Day Convention.

“Modified Following Business Day Convention” means if a dividend payment date falls on a day which is not a Dollar Business Day, such dividend payment date shall be postponed to the next day which is a Dollar Business Day unless it would fall into the next calendar month in which event such payment date shall be bought forward to the immediately preceding day which is a Dollar Business Day.

The amount of dividends payable for any period shorter than a full dividend period after the first redemption date will be calculated on the basis of the actual number of days elapsed in such period and a 360-day year. Payments of less than US$0.01 will be rounded upwards;

Article 4(D)(2)(b)(v) shall not apply to the Series U Preference Shares;

(c)	all of the provisions set out in Article 4(D)(2)(b) (as amended by Article 4(E) and the last two sub-paragraphs of paragraph (b) above) of the Company’s Articles of Association, and as further supplemented by the terms of this Resolution, shall apply to the Series U Preference Shares, save that the provisions of Article 4(E)(2)(g) of the Company’s Articles of Association shall not apply to the Series U Preference Shares and shall instead be replaced by the provisions of paragraph (d) below. It was noted that the provisions of Articles 4(D)(2)(b)(viii) and (ix) of the Company’s Articles of Association were part of the terms of issue of the Existing Series of Category II Non-cumulative Dollar Preference Shares and that accordingly those provisions would affect the Series U Preference Shares in the event of non-payment of dividends on the Existing Series of Category II Non-cumulative Dollar Preference Shares;

(d)	in relation to the Series U Preference Shares:
(i)	the Directors may, in their sole and absolute discretion, resolve prior to any dividend payment date that the dividend on the Series U Preference Shares, or part thereof, shall not be paid on that dividend payment date. If the Directors resolve as aforesaid, then none or (as the case may be) part only of the dividend shall be declared and/or paid. The Directors may exercise their discretion in respect of a dividend notwithstanding the previous setting aside of a sum to provide for payment of that dividend;
(ii)	to the extent that any dividend or part of a dividend on the Series U Preference Shares is, on any occasion, not paid for the reasons referred to in paragraph (e) below, the holders of Series U Preference Shares shall have no claim in respect of such non-payment;

(iii)	if any dividend or part of a dividend stated to be payable on the Series U Preference Shares has, on the most recent dividend payment date, not been declared and paid in full or set aside for the reasons referred to in paragraph (e) below:
(1)	the provisions of sub-paragraphs (viii) and (ix) of Article 4(D)(2)(b) shall not apply in respect of such non-payment; and

(2)	the Company may not (a) declare or pay dividends or other distributions upon any Parity Securities (other than, in the case of non-payment by reason of the resolution referred to in sub-paragraph (i) above, any Mandatory Securities) or Junior Securities and the Company may not set aside any sum for the payment of these dividends or distributions, unless, on the date of declaration of any such dividends or distributions, it sets aside an amount equal to the dividend for the then-current dividend period payable on the Series U Preference Shares to provide for the payment in full of such dividend on the Series U Preference Shares on the next dividend payment date; or (b) redeem, purchase or otherwise acquire for any consideration any Parity Securities or Junior Securities, and the Company may not set aside any sum nor establish any sinking fund for the redemption, purchase or other acquisition of such Parity Securities or Junior Securities, until such time as dividends on the Series U Preference Shares in respect of successive dividend periods together aggregating no less than 12 months shall thereafter have been declared and paid in full. “Junior Securities” means the ordinary shares and any other securities issued by the Company or any of its subsidiaries ranking or expressed to rank junior to the Series U Preferences Shares either issued directly by the Company or, where issued by any of its subsidiaries, where the terms of the securities benefit from a guarantee or support agreement entered into by the Company which ranks or is expressed to rank junior to the Series U Preferences Shares; “Parity Securities” means (I) the most senior ranking class or classes of non-cumulative preference shares in the Company’s capital from time to time and (II) any other securities issued by the Company or any of its subsidiaries ranking or expressed to rank pari passu with the Series U Preference Shares either issued directly by the Company or, where issued by one of its subsidiaries, where the terms of the securities benefit from a guarantee or support agreement entered into by the Company which ranks or is expressed to rank pari passu with the Series U Preference Shares and which in the case of (I) and (II) above comply with the then current requirements of the FSA in relation to Tier 1 Capital or are otherwise treated by the FSA as Tier 1 Capital; “Mandatory Securities” means any Parity Securities the terms of which do not provide for the Directors to be able to elect not to pay any dividend or other distribution in cash at its discretion; and “Tier 1 Capital” has the meaning given to it by the FSA from time to time;
(iv)	if there is any conflict between the provisions of this paragraph (d), as they apply to the Series U Preference Shares, and any other provisions of Article 4(D) or Article 4(E) applying to Series U Preference Shares, the provisions of this paragraph (d) shall prevail. All references to Article 4(E)(2)(g) in the Articles shall be deemed to refer to this paragraph (d);

(v)	in determining the sum payable on the Series U Preference Shares pursuant to Article 4(D)(2)(c)(i) on a winding up or liquidation, the Directors’ discretion under sub-paragraph (i) above shall be disregarded save in so far as such discretion was actually exercised prior to the making of the determination; and

(vi)	for the avoidance of doubt, no Series U Preference Shares shall be treated as ranking after any other New Preference Shares (as defined in the Company’s Articles of Association) with which it is expressed to rank pari passu as regards participating in profits, by reason only of the provisions set out in this paragraph (d) being included in the terms of issue applicable to that series, or any dividend on that series not being paid by virtue of this paragraph (d);
(e)	in circumstances where any dividend otherwise payable on any dividend payment date is not declared and/or paid in full by reason of (i) lack of distributable profits as referred to in Article 4(D)(2)(b)(i), (ii) the application of capital adequacy requirements referred to in Article 4D in Article 4(D)(2)(b)(iii) (amended as described below) or (iii) the exercise by the Directors of their discretion referred to in paragraph (d) above, the Company will notify the holders of the Series U Preference Shares as soon as reasonably practicable after the date of the relevant resolution. Each such notification shall specify the reasons why the relevant dividend has not been declared and/or paid in full.

The Companies Act 1985, as amended defines “distributable profits” as, in general terms, and subject to adjustment, accumulated realised profits less accumulated realised losses.

Article 4(D)(2)(b)(iii) of the Company’s Articles of Association, which refers to the Bank of England’s capital adequacy requirements, should now instead refer to the FSA and its capital adequacy requirements, regulations, guidelines or policies, as referred to above;

(f)	in addition to their rights under Article 4(D) (as supplemented and amended by Article 4(E) and the provisions of paragraph (d) above) of the Company’s Articles of Association, the Series U Preference Shares shall carry the right to attend at a General Meeting of the Company and to speak to or vote upon any resolution proposed thereat in circumstances where the dividend stated to be payable on the

Series U Preference Shares in respect of the most recent dividend period has not been declared and paid in full, and such right shall continue until the dividends have thereafter been declared and paid thereon in full in respect of successive dividend periods singly or together aggregating no less than 12 months, but not otherwise, together with the right in accordance with the Statutes (as defined in the Company’s Articles of Association) to seek to requisition a General Meeting of the Company in the circumstances and for the period specified in this paragraph (f) (and for this purpose the Series U Preference Shares will be deemed to confer the number of votes referred to in paragraph (g) below);

(g)	whenever holders of Series U Preference Shares are so entitled to vote on a resolution at a General Meeting of the Company, on a poll every such holder who is present in person or by proxy shall have one vote for each such Series U Preference Share held subject to adjustment as hereinafter prescribed. Such adjustments as the Directors consider necessary to the number of votes to which each Series U Preference Share is entitled shall be made by the Directors at the time of the occurrence of the event requiring such adjustment to reflect:
(i)	any capitalisation issue, consolidation, sub-division or re-classification of Ordinary Shares as a result of any distribution to the holders of Ordinary Shares of assets of the Company; and

(ii)	issues of Ordinary Shares or grants of rights or options to subscribe for Ordinary Shares at a discount to the market value of the Ordinary Shares on the business day in London preceding the date of issue or grant as the case may be, ascertained by reference to the middle market quotation derived from the London Stock Exchange Daily Official List for such preceding business day in London (subject to the exceptions listed below), in each case in order to ensure as nearly as may be that the ratio which the number of vote(s) in a General Meeting to which the holder of a Series U Preference Share would be entitled on a poll bears to the number of vote(s) to which the holder of an Ordinary Share is entitled in such circumstances will be the same (but no higher) after than as it was before any such event. The exceptions referred to above are:
(a)	rights issues at a discount of no more than 10 per cent. of such market value of the Ordinary Shares;

(b)	any issue or grant of such number of Ordinary Shares as represents no more than 1 per cent. of the number of Ordinary Shares in issue from time to time for a consideration other than cash (in whole or in part), including, without limitation, for any purchase or acquisition of any shares or any other investments of any kind, or any business, undertaking or assets of any description, by the Company or any subsidiary;

(c)	issues or grants under the Company’s Profit Sharing (Share Ownership) Scheme, Executive Share Option Scheme or Savings-related Share Option

Scheme or any additional or successive or substitute schemes or the equivalent schemes of any subsidiary of the Company; and

(d)	issues pursuant to the provisions of Article 143 of the Company’s Articles of Association;
(h)	without prejudice to any redemption pursuant to paragraph (l) below, the Company may redeem the Series U Preference Shares on the first redemption date or any quarterly dividend payment date falling on or around any tenth anniversary thereafter (each, an “optional redemption date”). In addition, the Company may also redeem the Series U Preference Shares at any time during the period from (and including) 31 December 2012 to (but excluding) the first redemption date and thereafter on any quarterly dividend payment date if a Capital Disqualification Event has occurred. A “Capital Disqualification Event” shall be deemed to have occurred if the FSA has confirmed to the Company that the Series U Preference Shares are no longer of the type eligible for inclusion in its Tier 1 Capital on a solo and/or consolidated basis.

Accordingly, the “Redemption Date” for the purposes of the Series U Preference Shares (including for the purposes of any substitution under paragraph (l) below) shall be any date falling on or after 31 December 2012 subject to the requirement (except in relation to redemption pursuant to paragraph (l) below) that if such date falls before the first redemption date, a Capital Disqualification Event has occurred; if such date falls on the first redemption date, a Capital Disqualification Event need not have occurred; and, if such date falls after the first redemption date, it is a quarterly dividend payment date and either a Capital Disqualification Event has occurred or the quarterly dividend payment date is also an optional redemption date. In addition, the Directors will only exercise the Company’s option to redeem any of the Series U Preference Shares on a Redemption Date if:
(i)	the Company has given at least one month’s prior notice to the FSA of its intention to do so, or such other period of notice, be it greater or less, as the FSA requires; and

(ii)	at the time when the notice of such redemption is given and immediately following such redemption, the Company is or will be (as the case may be) in compliance with its capital adequacy requirements, as provided in the capital regulations relating to capital adequacy then in effect of the FSA, unless at the time of such redemption such requirement of the FSA no longer applies;
(i)	if to be redeemed, the Series U Preference Shares shall only be redeemed in whole and not in part only;

(j)	it was noted that there shall be paid on each Series U Preference Share so redeemed, in US dollars, the aggregate of the nominal amount thereof together with any premium paid on issue and together with arrears (if any) of dividends thereon (whether earned or declared or not) in respect of the period from the dividend payment date last preceding the Redemption Date to the Redemption

Date. No relevant Redemption Premium (as set out in the Company’s Articles of Association) shall be payable on redemption of the Series U Preference Shares;

(k)	the special rights attached to the Series U Preference Shares shall be deemed to be varied by the creation or issue of any New Shares (as defined in the Company’s Articles of Association) ranking as regards participation in the profits or assets of the Company in some or all respects pari passu with such Series U Preference Shares if the dividend stated to be payable on the Series U Preference Shares on the dividend payment date immediately preceding such issue shall not have been paid in full, but, subject thereto, such special rights shall not be deemed to be varied by the creation or issue of any New Shares ranking as to participation in the profits or assets of the Company in some or all respects pari passu with or after such Series U Preference Shares;

(l)	subject to the conditions referred to below, the Company shall be entitled to substitute the Series U Preference Shares with Qualifying Non-Innovative Tier 1 Securities, at any time (the “Substitution Date”) without any requirement for the consent or approval of the holders of the Series U Preference Shares, provided that the Substitution Date shall not occur prior to 31 December 2012. Such substitution shall be subject to the Company’s Articles of Association, the provisions of the Companies Act 1985, as amended and all other laws and regulations applying to the Company, to the prior consent of the FSA (if required) and also to any condition the FSA may impose on such substitution. Not less than 30 days’ nor more than 60 days’ written notice of any such substitution shall be given to the holders of the Series U Preference Shares.

For the purposes of effecting any such substitution, the Company shall redeem the Series U Preference Shares in whole (but not in part) on the Substitution Date in accordance with the Terms of Issue and shall mandatorily apply the proceeds thereof to the purchase of Qualifying Non-Innovative Tier 1 Securities issued on such Substitution Date in an amount at least equal to the total number of the Series U Preference Shares multiplied by US$100,000 (in each case without the need for any futher action on the part of the holders of the Series U Preference Shares). The Company will pay any costs and expenses associated with such substitution and issuance of the Qualifying Non-Innovative Tier 1 Securities, including, without limitation, the fees and expenses of the ADR Depositary, trustee or other third-party involved in the issuance thereof and any fees and expenses relating to the registration and exchange listing of the Qualifying Non-Innovative Tier 1 Securities. The Qualifying Non-Innovative Tier 1 Securities will be exempt from state “blue sky” or state securities laws. The Company will also pay any stamp duty reserve taxes, capital duties, stamp duties or similar taxes payable in the UK arising on the allotment and issue of the Qualifying Non-Innovative Tier 1 Securities, including (if applicable) their deposit with the ADR Depositary under the Deposit Agreement. The Company will not be obliged to pay, and each holder of Series U Preference Shares must pay, (i) any other taxes, stamp duty reserve taxes and capital, stamp, issue and registration duties arising in connection with the relevant substitution and (ii) all, if any, taxes arising by reference to any disposal or deemed disposal of a Series U Preference Share in connection with the relevant substitution. To the extent that under applicable law and HM Revenue & Customs practice transfers of the ADRs representing the Series U Preference Shares are able to be effected between holders thereof free of any stamp duty, stamp duty reserve tax or similar taxes arising on such transfer immediately prior to the Substitution Date, the Company will procure that transfers of the Qualifying Non-Innovative Tier 1 Securities (or ADRs representing such securities) shall also be able to be effected between holders thereof free of any such taxes immediately following such date.

Prior to the publication of any notice of substitution pursuant to the foregoing provisions, the Company shall first deliver to the ADR Depositary (i) a certificate, signed by two duly authorised officers of the Company, certifying that the securities to be offered in substitution for the Series U Preference Shares are Qualifying Non-Innovative Tier 1 Securities and that such substitution is in accordance with the Deposit Agreement and (ii) any opinion required under the terms of the Deposit Agreement.

“Qualifying Non-Innovative Tier 1 Securities” means securities, whether debt, limited partnership interests, equity or otherwise, issued directly or indirectly by the Company, that comply with the following:
(i)	such securities will have the same material terms as the terms of the Series U Preference Shares, including without limitation a first redemption date (or as such term may otherwise be defined in the terms thereof) which falls on the same day as the first redemption date, except that such securities will be permitted (but not required) to include the ability to be redeemed in the circumstances and on the basis (including, but without limitation, relating to tax and capital adequacy) substantially similar to the circumstances in which, and the basis on which, securities issued by companies then regulated by the FSA and comprising tax-deductible Innovative Tier 1 Capital may then be redeemed;

(ii)	to the extent that dividends on the Series U Preference Shares are eligible to be treated as “qualified dividend income” under Section 1(h)(11) of the Internal Revenue Code of 1986, as amended (or any successor legislation) by a particular holder immediately prior to the Substitution Date, dividends paid to such holder with respect to securities will also be so eligible;

(iii)	such securities will comply with the then current requirements of the FSA in relation to Non-Innovative Tier 1 Capital;

(iv)	such securities will preserve any existing rights under the Series U Preference Shares to any accrued dividend which has not been paid in respect of the period from (and including) the dividend payment date last preceding the Substitution Date to (but excluding) the Substitution Date; and

(v)	at the time of issue, payments made by the issuer in respect of such securities can be made free from any withholding tax imposed by any taxing or other authority (whether within or outside the UK) competent to impose, administer or collect any such tax.
Notwithstanding anything to the contrary set forth above, the Qualifying Non-Innovative Tier 1 Securities may be issued with terms more favourable to the holders thereof than the terms of the Series U Preference Shares.

“Tier 1 Capital” and “Innovative Tier 1 Capital” have the respective meanings given to them by the FSA from time to time. “Non-Innovative Tier 1 Capital” means Tier 1 Capital which does not comprise Innovative Tier 1 Capital; and
(m)	the foregoing paragraphs (a) to (l) inclusive and this paragraph (m) shall be the whole of the terms of issue of the Series U Preference Shares determined by the Committee prior to allotment thereof in accordance with the Company’s Articles of Association.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

	By:	/s/ Alan McKean
Name: Alan McKean
Title: Assistant Secretary

Date: October 3, 2007